MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 29, 2015 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2015 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sapes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Third quarter summary results

Selected consolidated financial information

•	Gold revenues were $206.2 million (2014 – $241.2 million) on sales of 182,124 ounces of gold at an average realized gold price of $1,132 per ounce (2014 – 189,321 ounces at $1,274 per ounce).

•	Loss attributable to shareholders of the Company was $96.1 million ($0.13 loss per share), compared to net profit attributable to shareholders of the Company of $19.8 million ($0.03 per share) in the third quarter of 2014.

•	The Company recorded non-cash charges totaling $84.4 million to income tax expense including $63.5 million related to a change in the corporate income tax rate in Greece, and $20.9 million related to the impact of foreign currency movements on the valuation of the Company’s tax basis of assets in Turkey, China and Brazil.

•	Liquidity of $763.8 million, including $388.8 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures and corporate developments (1)

•	Gold production of 183,226 ounces, including production from Olympias tailings retreatment (2014 – 192,578 ounces).

•	Cash operating costs averaged $552 per ounce (2014 – $488 per ounce).

•	All in sustaining cash costs averaged $835 per ounce (2014 – $735 per ounce).

•	Gross profit from gold mining operations of $53.1 million (2014 – $102.9 million).

•	Adjusted net loss of $4.0 million ($0.01 loss per share) compared to adjusted net earnings of $36.1 million ($0.05 earnings per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $43.4 million (2014 – $78.7 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. Gross profit from gold mining operations for 2014 has been restated to include by-product credits. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Outlook

Gold production for 2015 is forecast to be 710,000 ounces of gold with average cash costs for commercial production of $565 per ounce and all-in sustaining cash costs of $870 per ounce. Previous guidance was production of 690,000 ounces at an average cash cost of $590 per ounce and all-in sustaining cash costs of $925 per ounce. Forecasted sustaining capital spending remains unchanged at $110.0 million. New project development capital spending is now forecast at $225.0 million compared with previous guidance of $300.0 million. The forecast for new project development capital is lower than previous guidance mainly due to presently projected lower capital spending at Skouries.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Review of Financial Results

Summarized financial results	3 months ended September 30,		9 months ended September 30,
– millions, except where noted	2015	2014	2015	2014
Revenues	$211.5	$263.5	$664.0	$808.9
Gold revenues	$206.2	$241.2	$634.4	$736.4
Gold sold (ounces)	182,124	189,321	534,000	570,570
Average realized gold price (per ounce)	$1,132	$1,274	$1,188	$1,291
Cash operating costs (per ounce sold)	$552	$488	$547	$499
Total cash cost (per ounce sold)	$609	$543	$601	$556
All-in sustaining cash cost (per ounce sold)	$835	$735	$819	$784
Gross profit from gold mining operations	$53.1	$102.9	$191.7	$301.8
Adjusted net earnings/(loss)	($4.0)	$36.1	$32.5	$109.2
Net profit (loss) attributable to shareholders of the Company	($96.1)	$19.8	($302.9)	$88.7
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.13)	$0.03	($0.42)	$0.12
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.13)	$0.03	($0.42)	$0.12
Dividends paid (Cdn$ per share)	$0.01	$0.01	$0.02	$0.02
Cash flow from operating activities before changes in non-cash working capital	$43.4	$78.7	$164.2	$265.6

Loss attributable to shareholders of the Company was $96.1 million (or $0.13 loss per share) for the quarter compared with profit of $19.8 million (or $0.03 per share) in the third quarter of 2014. During the quarter the Company recorded non-cash charges to income tax expense of $84.4 million including $63.5 million related to a change in the corporate income tax rate in Greece, and $20.9 million related to the impact of foreign currency movements on the valuation of the Company’s tax basis of assets in Turkey, China, and Brazil. Adjusted net loss for the quarter was $4.0 million (or $0.1 loss per share) compared with adjusted net profit of $36.1 million (or $0.05 earnings per share) in the third quarter of 2014.

During the quarter the Company temporarily suspended operating and development activities in Greece as a result of a decision by the Greek Ministry of Energy and Environment suspending the technical studies previously approved for the Company’s Kassandra mining projects. The Company expensed $6.3 million in mine standby costs for the five week period that the activities were suspended. A significant portion of this standby cost relates to the payment of 50% salary to those employees suspended. Activities recommenced in October after the Council of State – Greece’s Supreme Court on administrative and environmental matters – issued an injunction against enforcement of the decision of the Ministry of Energy. This is an interim injunction which will be in effect pending the final decision of the Council of State in the proceedings in which the interim injunction was granted.

Gold sales volumes and realized prices for the third quarter fell year on year which impacted gold revenues and gross profit from gold mining operations. The decrease in sales volumes was mainly due to lower production at Kisladag year on year. Cash operating costs per ounce increased year on year at all mines except Efemcukuru. General and administrative costs fell $5.5 million year on year mainly due to lower costs in the Company’s Vancouver and Ankara offices as a result of a weakening in the Canadian and Turkish currencies in relation to the US dollar. Interest and financing costs fell $3.4 million due to an increase in the capitalization of bond interest on the Company’s Greek development projects.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Change in Greek income tax rate

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, the Company recorded a charge to income tax expense of $63.5 million related to the change in the income tax rate.

Operations update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Gross profit – gold mining operations (millions)	$53.1	$102.9	$191.7	$301.8
Ounces produced – including Olympias production from tailings retreatment	183,226	192,578	553,800	589,652
Cash operating costs ($ per ounce sold)	$552	$488	$547	$499
Total cash cost ($ per ounce sold)	$609	$543	$601	$556
Kisladag
Gross profit – gold mining operations (millions)	$26.4	$63.3	$98.2	$165.1
Ounces produced	69,672	78,030	216,706	222,085
Cash operating costs ($ per ounce sold)	$548	$411	$553	$435
Total cash cost ($ per ounce sold)	$558	$427	$568	$454
Efemcukuru
Gross profit – gold mining operations (millions)	$8.6	$10.6	$25.0	$37.5
Ounces produced	27,123	26,838	76,048	78,841
Cash operating costs ($ per ounce sold)	$472	$547	$507	$541
Total cash cost ($ per ounce sold)	$487	$564	$524	$562
Tanjianshan
Gross profit – gold mining operations (millions)	$11.3	$12.9	$30.1	$40.2
Ounces produced	29,055	25,387	80,755	79,556
Cash operating costs ($ per ounce sold)	$450	$381	$435	$399
Total cash cost ($ per ounce sold)	$612	$563	$602	$575
Jinfeng
Gross profit – gold mining operations (millions)	$7.1	$12.4	$31.6	$41.7
Ounces produced	38,028	39,421	112,948	126,284
Cash operating costs ($ per ounce sold)	$639	$609	$566	$590
Total cash cost ($ per ounce sold)	$719	$693	$651	$673
White Mountain
Gross profit – gold mining operations (millions)	($0.3)	$3.7	$6.8	$17.2
Ounces produced	16,359	18,130	55,925	65,603
Cash operating costs ($ per ounce sold)	$761	$648	$699	$611
Total cash cost ($ per ounce sold)	$799	$691	$738	$651
Olympias
Ounces produced from tailings retreatment	2,989	4,772	11,418	17,283

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes placed on pad	5,291,983	3,829,444	14,391,185	10,814,170
Average treated head grade - grams per tonne (g/t)	0.75	1.28	0.70	1.04
Gold (ounces)
- Produced	69,672	78,030	216,706	222,085
- Sold	69,514	82,374	216,497	222,041
Cash operating costs (per ounce sold)	$548	$411	$553	$435
Total cash costs (per ounce sold)	$558	$427	$568	$454
Financial Data (millions)
Gold revenues	$78.2	$105.2	$255.6	$285.4
Depreciation and depletion	$12.9	$6.8	$34.4	$19.5
Gross profit – gold mining operations	$26.4	$63.3	$98.2	$165.1
Sustaining capital expenditures	$8.3	$5.4	$15.6	$30.5

As expected, gold production for the quarter was 11% lower, and cash operating costs were 33% higher year on year due to a 41% decrease in ore grade mitigated somewhat by a 38% increase in ore tonnes. These changes year on year were due to planned mining phase changes and increases in sulfide run of mine ore placed on the leach pad, which resulted in a lower average treated head grade. Capital expenditures for the quarter included costs for capitalized waste stripping, mine equipment overhauls, overland conveyor and leach pad construction.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	116,723	106,942	335,993	324,149
Average treated head grade - grams per tonne (g/t)	8.18	9.08	8.03	8.54
Average Recovery Rate	93.5%	93.3%	93.7%	93.2%
Gold (ounces)
- Produced	27,123	26,838	76,048	78,841
- Sold	26,399	24,033	73,250	77,115
Cash operating costs (per ounce sold)	$472	$547	$507	$541
Total cash costs (per ounce sold)	$487	$564	$524	$562
Financial Data (millions)
Gold revenues	$29.0	$30.0	$85.2	$99.7
Depreciation and depletion	$7.5	$5.8	$21.8	$18.9
Gross profit – gold mining operations	$8.6	$10.6	$25.0	$37.5
Sustaining capital expenditures	$5.2	$7.7	$15.6	$18.9

Gold production for the quarter was 1% higher year on year. Cash operating costs were 14% lower due to a weaker Turkish lira and cost reduction initiatives. Capital expenditures included underground development, mine equipment overhauls, and process and tailings facility construction projects.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	272,314	281,862	803,805	823,698
Average treated head grade - grams per tonne (g/t)	3.28	3.50	3.38	3.41
Average Recovery Rate	84.3%	81.4%	82.4	81.5%
Gold (ounces)
- Produced	29,055	25,387	80,755	79,556
- Sold	37,254	25,387	80,755	79,556
Cash operating costs (per ounce sold)	$450	$381	$435	$399
Total cash costs (per ounce sold)	$612	$563	$602	$575
Financial Data (millions)
Gold revenues	$42.9	$32.1	$96.8	$102.7
Depreciation and depletion	$8.8	$4.9	$18.1	$16.7
Gross profit – gold mining operations	$11.3	$12.9	$30.1	$40.2
Sustaining capital expenditures	$5.0	$2.1	$13.8	$6.9

Gold production for the quarter was 14% higher year on year mainly due to a drawdown of gold-in-circuit inventory. Cash operating costs per ounce were 18% higher for the quarter mainly due to higher ore tonnes mined at a lower head grade (123,343 tonnes at 2.63 g/t compared to 63,343 tonnes at 3.67 g/t year on year). Capital spending included capitalized waste stripping at the Jinlonggou pit, development of the decline at the Qinlongtan deposit, and tailings dam construction.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	339,300	353,048	990,744	1,090,006
Average treated head grade - grams per tonne (g/t)	4.09	3.86	4.13	4.01
Average Recovery Rate	85.9%	87.1%	86.4%	87.1%
Gold (ounces)
- Produced	38,028	39,421	112,948	126,284
- Sold	32,598	39,397	107,573	126,255
Cash operating costs (per ounce sold)	$639	$609	$566	$590
Total cash costs (per ounce sold)	$719	$693	$651	$673
Financial Data (millions)
Gold revenues	$37.5	$50.7	$129.8	$163.7
Depreciation and depletion	$7.0	$11.0	$28.1	$37.0
Gross profit – gold mining operations	$7.1	$12.4	$31.6	$41.7
Sustaining capital expenditures	$2.2	$0.9	$8.6	$8.0

Gold production was 4% lower year on year mainly as a result of the completion of open pit mining in the first quarter this year. Cash operating costs were 5% higher due to lower gold production. Gold sales were impacted by shipping delays at quarter end, which pushed 5,851 ounces of September gold production into October sales. No shipping delays are expected to occur for the rest of the year.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Capital expenditures for the quarter included underground development, mining equipment and tailings dam capacity improvements.

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	214,025	218,500	631,385	632,923
Average treated head grade - grams per tonne (g/t)	2.85	2.79	3.12	3.48
Average Recovery Rate	86.1%	89.4%	87.3%	88.1%
Gold (ounces)
- Produced	16,359	18,130	55,925	65,603
- Sold	16,359	18,130	55,925	65,603
Cash operating costs (per ounce sold)	$761	$648	$699	$611
Total cash costs (per ounce sold)	$799	$691	$738	$651
Financial Data (millions)
Gold revenues	$18.6	$23.2	$67.1	$84.9
Depreciation and depletion	$5.8	$6.9	$19.0	$25.0
Gross profit – gold mining operations	($0.3)	$3.7	$6.8	$17.2
Sustaining capital expenditures	$5.3	$5.8	$9.5	$15.1

Gold production during the quarter was 10% lower year on year mainly due to gold in circuit inventory movements and lower tonnes and average recoveries. Cash operating costs per ounce were 17% higher mainly due to higher stope development activities as well as lower gold production. Capital expenditures included capitalized underground development, processing plant improvements and tailings dam works.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Processed	0	208,583	20,017	602,785
Iron Ore Produced	0	180,152	16,038	517,951
Average Grade (% Fe)	0	63.4%	63.7%	63.0%
Iron Ore Tonnes
- Sold	0	135,093	47,797	439,993
Average Realized Iron Ore Price	$0	$46	($8)	$65
Cash Costs (per tonne produced)	$0	$60	$34	$62
Financial Data (millions)
Revenues	$0	$6.3	($0.4)	$28.8
Depreciation and depletion	$0.5	$1.3	$1.5	$4.3
Gross profit / loss from mining operations	($0.6)	($10.6)	($3.5)	($10.2)
Sustaining capital expenditures	$0	$0	$0	$1.0

Vila Nova continued on care and maintenance during the third quarter.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes ore mined (wet)	24,477	60,006	122,207	174,523
Tonnes ore processed (dry)	20,989	58,230	111,435	169,227
Pb grade (%)	6.09%	5.63%	6.53%	5.96%
Zn grade (%)	9.52%	9.66%	9.45%	10.75%
Ag grade (g/t)	162	146	174	153
Tonnes of concentrate produced	5,281	14,363	28,498	46,013
Tonnes of concentrate sold	5,599	15,884	32,495	45,590
Average realized concentrate price (per tonne)	$757	$960	$825	$885
Cash Costs (per tonne of concentrate sold)	$997	$737	$815	$716
Financial Data (millions)
Revenues	$4.2	$15.2	$26.8	$40.3
Depreciation and depletion	$1.2	$2.3	$6.2	$6.3
Earnings/(loss) from mining operations	($4.1)	$1.3	($7.4)	$1.5
Sustaining capital expenditures	$0.5	$1.2	$1.8	$2.7

Concentrate production for the third quarter was lower year on year due to lower ore tonnes processed and lower zinc head grade. Plant throughput was affected by lower mine production as a result of fewer production stopes available in the mine as well as the five week suspension of activities at the Kassandra mines. During the quarter the Company recorded a non-cash $1.6 million write-down of lead and zinc concentrate inventories due to low metal prices, which is included in the $4.1 million loss for the quarter.

Gold projects update

TURKEY

Kisladag Mine Optimization

Modifications to the crushing and screening circuits began during the quarter with the goal of optimizing product crush size. Completion is targeted for the first quarter of 2016. Engineering for the Phase IV primary crusher and expansion circuit was ongoing during the quarter. Modification of the leach pad conveying system to increase throughput began with commissioning of the system scheduled for early 2016. Installation of the new 154 KV substation was completed. Approvals were received from Turkish regulatory authorities for construction of the transmission line feeding the substation, and preliminary work began on the line. A total of $8.6 million was spent on mine expansion and optimization work.

GREECE

Olympias

Underground development and refurbishing continued during the quarter in parallel with tailings retreatment. Development of the main decline accessing the orebody from the Kokkinolakas valley also progressed using cover grouting to provide control of ground water inflows during excavation. Significant progress was made on the construction of the Kokkinolakas TMF. During the quarter, Olympias treated 119,314 tonnes of tailings and produced 2,989 gold ounces. An estimated 900,000 wet metric tonnes of tailings remain to be reclaimed from the tailings dam.

The basic engineering package for Phase II was completed during the quarter with the project advancing to the detailed engineering and procurement phase. Good progress was made with the completion of the Hazard and Operability Study review and a 30% milestone design review. Procurement activities were ramped up with the placement of purchase orders for the flotation cells and ball mill. Detailed geotechnical investigations also took place, and the civil detailed design contractor commenced the civil/structural design, and detailing of the priority areas. The five week suspension of activities at the Kassandra mines impacted site work, however engineering and procurement continued. Overall expenditure for the period was $12.9 million.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Skouries

Prior to the five week suspension of activities construction advanced with equipment and structural steel deliveries to the site. Installation of structural steel and flotation tanks also commenced in the flotation buildings with good progress. Favorable weather during the quarter enabled progress on earthworks. Work also progressed on the construction of the Karatzas Lakkos tailing storage facility, with excavation and profiling started in the ravine bed in preparation for the installation of the bottom outlet. During the suspension period, work continued on finalising the engineering and procurement activities with substantial completion projected by the end of the fourth quarter. Overall expenditure for the period was $24.7 million.

Perama Hill

Expenditures on Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Environmental Impact Assessment (“EIA”). A total of $0.2 million was spent on Perama Hill.

ROMANIA

Certej

Following the release of the results from the positive feasibility study in the second quarter, work continued on further optimization of the project through a series of trade off studies which are now underway. This work includes process improvements around silver recovery as well as defining supply based opportunities associated with lime, limestone and oxygen supplies. Engineering support for ongoing permitting activities continues as a key focus of effort through the end of 2015.

A total of $2.5 million was spent on Certej including site work, ongoing metallurgical testwork, and engineering support.

CHINA

Eastern Dragon

Permitting work continued on preparation of reports and information as follow-on from receipt of the Project Permit Approval (PPA) from the National Development and Reform Commission. Installation work related to completion of structural steel support and access to the process circuit continued inside the plant facilities while additional infrastructure items related to completion of power and heating facilities were ongoing. Overall expenditure for the period was $0.6 million.

BRAZIL

Tocantinzinho

Following completion and release of the positive feasibility study in the second quarter activity continued on development of opportunities identified in the study. In addition to an engineering analysis of the process design, the impact of the continued weakening of the Brazilian Real on the project economics is being assessed. Work on improving access to the site resumed during the dry season. A total of $1.1 million was spent on Tocantinzinho.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Exploration update

Greece

Third quarter exploration activities were limited to brownfields programs in the Halkidiki district. Underground drilling continued at Stratoni, targeting the along-strike western extension of the Mavres Petres orebody.

Romania

Drilling programs were conducted at the Magura and Muncel projects. At Magura, 22 drillholes tested a series of epithermal veins and peripheral stockwork zones over a strike length of approximately one kilometre. At Muncel, drilling tested for downdip extensions of historically mined ore bodies.

Turkey

Exploration drilling commenced late in the quarter at the Dolek porphyry/epithermal prospect in northeastern Turkey. The current program is testing several structurally-controlled mineralized zones spatially associated with magnetic and geochemical anomalies. Detailed mapping and sampling programs continued at Efemcukuru, in preparation for surface drilling of new targets planned for the fourth quarter.

China

At White Mountain, underground exploration drilling was limited during the quarter to three step-out drillholes in the Far North zone. All three drillholes intersected high-grade breccia zones along or just beneath the targeted sandstone-dolomite contact. At Tanjianshan, underground exploration drilling from the Qinlongtan North decline continued through the quarter.

Brazil

Drilling continued at the KRB prospect in the Tocantinzinho project area, with 11 drillholes completed along the 2000 metre long soil anomaly.

Quarterly results

millions (except per share amounts)

	2015	2015	2015	2014	2014	2014	2014	2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$211.5	$214.2	$238.3	$259.0	$263.5	$265.5	$279.9	$231.7
Profit (loss)(1)	($96.1)	($198.6)	($8.2)	$13.9	$19.8	$37.6	$31.3	($687.5)
Earnings (loss) per share(1)
- basic	(0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)
- diluted	(0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)

(1) Attributable to shareholders of the Company

As discussed above, the quarterly results for the third quarter of 2015 were affected by a change in Greek income tax rates resulting in a $63.5 million charge to income tax expense. The second quarter of 2015 was affected by the write down of Certej of $214.1 million net of taxes. Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs
millions (except for gold ounces sold and cost per ounce sold)	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Production costs (from consolidated income statement)	$117.7	$123.5	$352.6	$380.8
Vila Nova and Stratoni production costs	5.6	19.8	28.1	59.7
Production costs – excluding Vila Nova and Stratoni	$112.1	$103.7	$324.5	$321.1
By-product credits and other adjustments	(1.1)	(0.9)	(3.3)	(3.6)
Total cash cost	$111.0	$102.8	$321.2	$317.5
Royalty expense and production taxes	(10.4)	(10.4)	(29.1)	(32.9)
Cash operating cost	$100.6	$92.4	$292.1	$284.6
Gold ounces sold	182,124	189,321	534,000	570,570
Total cash cost per ounce sold	$609	$543	$601	$556
Cash operating cost per ounce sold	$552	$488	$547	$499

All-in sustaining cash cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	Q3 2015	Q3 2014	YTD 2015	YTD 2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$111.0	$102.8	$321.2	$317.5
Sustaining capital spending at operating gold mines	26.0	21.9	63.1	79.4
Exploration spending at operating gold mines	2.6	3.1	6.0	6.4
General and administrative expenses	12.6	11.4	47.3	44.1
All-in sustaining cash costs	$152.2	$139.2	$437.6	$447.4
Gold ounces sold	182,214	189,321	534,000	570,570
All-in sustaining cash cost per ounce sold	$835	$735	$819	$784
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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended September 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net (loss) earnings attributable to shareholders	($96.1)	$19.8	($302.9)	$88.7
Impairment loss on mining interests and goodwill, net of tax	0.0	0.3	214.1	2.1
Loss (gain) on disposal of assets	0.0	0.1	0.0	1.4
Losses (gains) on available-for-sale securities	0.0	0.0	0.0	0.1
Impact of change in Greek income tax rate	63.5	0.0	63.5	0.0
Transaction costs	0.6	7.6	1.9	7.6
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	20.9	8.3	42.6	9.3
Other asset write-downs	7.1	0.0	13.3	0.0
Total adjusted net earnings (loss)	($4.0)	$36.1	$32.5	$109.2
Weighted average shares outstanding	716,587	716,284	716,586	716,254
Adjusted net earnings (loss) ($/share)	($0.01)	$0.05	$0.05	$0.15

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $43.4 million in cash, compared to $78.7 million in 2014. In addition, cash flow of $3.8 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($6.5 million – 2014).

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Investing activities

The Company invested $93.0 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $50.6 million while sustaining capital spending at our producing mines totalled $26.5 million ($26.0 million at our producing gold mines and $0.5 million at Stratoni). A total of $4.8 million was spent on tailings retreatment. Capitalized exploration totalled $3.4 million. We also spent $0.4 million on land acquisitions. A total of $7.1 million in bond interest was also capitalized. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Capital resources

(millions)	September 30, 2015	December 31, 2014
Cash, cash equivalents and term deposits	$388.8	$501.3
Working capital	$456.5	$646.2
Debt	$588.8	$603.5

Management believes that the working capital at September 30, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	-	-	-	600.0	600.0
Capital leases	0.2	1.6	-	-	1.8
Operating leases	7.3	6.0	5.7	5.3	24.3
Purchase obligations	54.8	8.3	0.2	-	63.3
Totals	62.3	15.9	5.9	605.3	689.4

The above table does not include interest on debt.

As at September 30, 2015, Hellas Gold (“Hellas”) had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 27,986 dry metric tonnes of zinc concentrates, 13,006 dry metric tonnes of lead/silver concentrates, and 35,066 tonnes gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2015 through March 2016, this amount is equal to $4.14 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

As at September 30, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 11,160 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

Debt

Significant changes in our debt from that disclosed in our December 31, 2014 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

During the quarter ended September 30, 2015, Jinfeng repaid the remainder RMB 50.0 million ($7,860) on this facility.

Senior notes

The fair market value of the notes as at September 30, 2015 was $524.3 million.

Entrusted loan

As at September 30, 2015, RMB 663.5 million ($104,306) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

Dividends

On August 26, 2015 Eldorado paid $5.5 million in dividends to shareholders of record. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Equity

This quarter no shares were issued related to stock options and warrants being exercised.

Common shares outstanding - as of September 30, 2015 - as of October 29, 2015	716,587,134 716,587,134
Share purchase options - as of October 29, 2015 (Weighted average exercise price per share: $10.08 Cdn)	26,074,152

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 27, 2015. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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